                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 45)

                              DATAPOINT CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (Title of Class of Securities)

                                    238100200
                                 (CUSIP Number)

                       Asher B. Edelman, 717 Fifth Avenue
               New York, New York 10022, Telephone: (212) 371-7711
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 21, 1997
             (Date of event which requires filing of this statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

-----------------------------------------------------------

                  Item 1 is hereby amended and restated as follows:

                  (a) This statement, as amended, relates to the common stock, par value $0.25 per share ("Common Stock"), issued by Datapoint Corporation (the "Company"), whose principal domestic executive offices are at 8410 Datapoint Drive, San Antonio, Texas 78229, and whose principal international executive offices are at 4 rue d'Aguesseau 75008 Paris, France.

                  (b) This statement, as amended, pertains in limited respect to the $1.00 preferred stock, $20 liquidation preference per share ("Preferred Stock") issued by the Company. The Preferred Stock is a non-voting class of security. However, in the event that quarterly dividends payable on the Preferred Stock are in arrears in an aggregate amount at least equal to six full quarterly dividends (which need not be consecutive), the shares of Preferred Stock are exchangeable, at the option of the holder of the Preferred Stock while the arrearage exists, for two (2) shares of Common Stock, subject to the provisions of Delaware law limiting the rights of redemption by a corporation of its shares. Additionally, the failure to pay six (6) full quarterly dividends results in an automatic increase in the number of directors constituting the Board of Directors of the Company by two (2) persons, and the holders of the Preferred Stock are entitled to a special right, voting separately as a single class, to fill the two (2) new directorships at the next succeeding annual meeting of shareholders and at each succeeding annual meeting until the cumulative dividends have been paid in full.

                  (c) This statement, as amended, also pertains in limited respect to the 8-7/8% Convertible Subordinated Debentures due June 1, 2006 issued by the Company ("Debentures"). The Debentures are a non-voting class of security. However, each one thousand dollar ($1,000.00) principal amount Debenture is convertible by the holder into 55.231 shares of Common Stock at any time prior to redemption or prior to June 1, 2006.

Item 4.  Purposes of the Transaction
-----------------------------------------------------------

                  Item 4 is hereby amended and restated as follows:

                  The purpose of the holding of shares of Common Stock and Preferred Stock by Mr. Edelman and the other reporting persons is for investment. Mr. Edelman has been Chairman of the Company's Board of Directors and of the Board's Executive Committee since March 1985 and Chief Executive Officer of the Company since February 1993.

     Each of Mr. Edelman and the other reporting persons intends to review its investment in the Company on a continuing basis and, depending upon various factors, including the Company's business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to its respective investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock, Preferred Stock and Debentures through open-market and privately negotiated transactions, and may, subject to applicable securities law, include the sale of some or all of its holdings in the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

            On December 10, 1996, the Company conducted its Annual Meeting of Shareholders at which 1,148,061 shares of the Company's $1.00 Preferred Stock were tendered and accepted by the Company in exchange for 3,731,198 shares of Common Stock (i.e., 3.25 shares of Common Stock for each share of Preferred Stock), said tendered Preferred Stock shares constituting approximately 61.45% of the outstanding Preferred Stock shares, including all of the Preferred Stock of the reporting persons. The shares were tendered to and accepted by the Company under the terms of an exchange offer (the "Exchange Offer") more particularly described in the Company's Proxy Statement/Prospectus dated October 31, 1996. The Company likewise adopted at the Annual Meeting the 1996 Director Stock Option Plan and the 1996 Employee Stock Option Plan (collectively, the "1996 Stock Option Plans") under which certain of the reporting persons are or will in the future be granted rights to acquire Common Stock. The Preferred shares outstanding which were not tendered under the Exchange Offer continue to be exchangeable at the rate of one (1) share of Preferred Stock for two (2) shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.
-----------------------------------------------------------

                  Item 5(a) is hereby amended and restated as follows:

                  (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 17,658,358 shares of Common Stock outstanding as of January 25, 1997, based upon information received from the Company and as reported on the Company's most recent 10Q for the quarter ending January 25, 1997.

     As of the close of business on May 21, 1997:

     (i)  Plaza  Securities   Company   ("Plaza")  owns  441,348  Common  shares
constituting 2.5% of the shares outstanding.

     (ii) A. B. Edelman Management Co., Inc. ("Edelman Management") owns no shares of Common Stock or Preferred Stock. As investment manager for Canal Capital Corporation ("Canal") and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 361,267 shares of Common Stock owned by Canal and the 276,875 shares of Common Stock, the 5,100 shares of Preferred Stock and the 36 Debentures (convertible in the aggregate to 12,188 shares) owned by Edelman Value Partners, L.P., respectively, totalling 650,330 beneficially owned shares. Such shares constitute approximately 3.3% of the shares outstanding (based upon 17,670,546 Common shares which would be outstanding following conversion of the Edelman Value Partners' Preferred Stock and Debentures).

     (iii) Canal Capital Corporation ("Canal") owns 361,267 shares of Common Stock constituting 2.0% of the Common shares outstanding.

     (iv) Edelman Value Partners, L.P. owns 276,875 shares of Common Stock, 5,100 shares of Preferred Stock, currently convertible into 10,200 Common shares and 36 Debentures, currently convertible into 1,988 Common shares, or a total of 289,063 beneficially owned shares, which constitute 1.6% of the shares outstanding (based upon 17,670,546 Common shares outstanding following conversion of the Preferred Stock and Debentures).

     (v) Regina M. Edelman owns 201,460 shares of Common Stock constituting 1.1% of the shares outstanding. Further by reason of the provisions of Rule 13d-3, Asher B. Edelman may be deemed to beneficially own such shares although such shares are expressly disclaimed by Mr. Edelman.

     (vi) Edelman Value Fund, Ltd. owns 560,700 shares of Common Stock, 9,100 shares of Preferred Stock, currently convertible into 18,200 Common shares and 97 Debentures currently convertible into 5,356 Common shares or a total of 584,256 beneficially owned shares, which constitute 3.3% of the shares outstanding (based upon 17,681,914 Common shares outstanding following conversion of the Preferred Stock and the Debentures.)

     (vii)  Felicitas   Partners,   L.P.  owns  6,290  shares  of  Common  Stock
constituting less than 0.1% of the shares outstanding.

     (viii) A. B. Edelman Limited Partnership owns 950,383 shares of Common Stock constituting 5.4% of the shares outstanding.

     (ix) The Uniform Gifts To Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 21,000 shares of Common Stock constituting 0.1% of the Common shares outstanding.

     (x) Asher B. Edelman owns 5,000 shares of Common Stock in a Keough plan. He currently holds exercisable employee and director options on 188,333 shares of Common Stock, constituting approximately 1.1% of the shares outstanding (based upon the 17,846,691 Common shares which would be outstanding following the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 3,189,307 shares of Common Stock beneficially owned by the foregoing persons and himself (which include options on 188,333 shares and 35,744 shares underlying the converted Preferred Stock and Debentures), constituting approximately 17.8% of the Common shares outstanding (based upon the 17,882,435 shares which would be outstanding following the exercise of such options and the conversion of such Preferred Stock and Debentures).

     (xi) The Canal Capital Corporation Retirement Plan (the "Plan") owns 128,681 shares of Common Stock constituting 0.7% of shares outstanding.

     (xii) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owns 364,000 shares of Common Stock constituting 2.1% of the shares outstanding.

     (xiii) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owns 81,904 shares of Common Stock constituting 0.4% of the shares outstanding; (B) three Uniform Gifts To Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 140,907 shares of Common Stock constituting approximately 0.8% of the shares outstanding; (C) three trusts for the benefit of children of Mr. Edelman, of which Michael Schultz is trustee, own a total of 41,415 shares of Common Stock constituting .0.2% of the Common shares outstanding; and (D) Mildred Ash owns 248,772 shares of Common Stock constituting 1.4% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares.

     (xiv) To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common and Preferred Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Plaza, an executive officer of Edelman Management, and a Trustee of the Datapoint Plan, currently owns 58,333 shares of Common Stock (consisting of exerciseable employee and director options for 58,333 shares), constituting approximately 0.3% of the outstanding shares; and
(B) Irving Garfinkel, a general partner of Plaza and an officer of Edelman Management currently owns 25,000 shares of Common Stock (consisting of exerciseable director options for 25,000 shares) constituting approximately 0.1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

     Item 5(c) is hereby amended as follows:

     (c) All transactions in the Common Stock and in the Preferred Stock presently convertible into Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by the other named individuals and entities above are reported on Schedule A hereto. Except as otherwise noted, all such transactions were open market transactions.

     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 1997


                              ----------------------------------
                              /s/  ASHER B. EDELMAN
                              Asher B.Edelman, individually    and    as
                              attorney-in-fact for each of Plaza Securities Company, Canal Capital Corporation, A. B. Edelman Limited Partnership, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Management
                              Co.,  Inc.,  Regina M. Edelman,   Canal  Capital
                              Corporation  Retirement  Plan   and    Datapoint
                              Corporation Supplemental Executive Retirement Plan and Edelman Value Fund, Ltd. under powers of attorney

                                   SCHEDULE A
                      (to Amendment No. 45 to Schedule 13D)

     Transactions in Datapoint Corporation Common Stock ("Comm"). [Including Preferred $1.00 Stock ("PfdA") and 8-7/8 Convertible Subordinated Debentures ("Deb") convertible into Common Stock]

                                           No. Shares
Date              Name                     Bought (Sold)             Price

03/24/97   Edelman Value Partners           5 Deb                  $2,462.50
03/25/97   Edelman Value Partners           8 Deb                  $3,940.
03/26/97   Edelman Value Fund               25 Deb                 $12,312.50
03/27/97   Edelman Value Fund               1,500 PfdA             $2-1/8
03/31/97   Edelman Value Partners           2 Deb                  $985.
03/31/97   Edelman Value Fund               500 PfdA               $2-1/8
04/02/97   Edelman Value Fund               100 PfdA               $2-1/8
04/03/97   Edelman Value Partners           10,400 Com             $.8750
04/03/97   Edelman Value Partners           600 PfdA               $2-1/8
04/04/97   Edelman Value Partners           300 Comm               $.8750
04/04/97   Edelman Value Partners           500 PfdA               $2-1/8
04/07/97   Edelman Value Partners           400 Comm               $.8750
04/09/97   Edelman Value Fund               4,900 Comm             $.8750
04/11/97   Edelman Value Partners           4,000 PfdA             $2-3/8
04/11/97   Edelman Value Partners           15,000 Comm            $.9375
04/11/97   Edelman Value Fund               7,000 PfdA             $2-3/8
04/11/97   Edelman Value Fund               35,000 Comm            $.9375
04/14/97   Edelman Value Fund               11,500 Comm            $.9375
04/16/97   Edelman Value Fund               10,000 Comm            $1.
04/16/97   Edelman Value Fund               11,800 Comm            $.9375
04/16/97   Edelman Value Partners           10,000 Comm            $.9375
04/17/97   Edelman Value Fund               5,000 Comm             $1.
04/17/97   Edelman Value Fund               7,600 Comm             $.9375
04/18/97   Edelman Value Partners           6,000 Comm             $.9375
04/18/97   Edelman Value Partners           5,000 Comm             $1.
04/21/97   Edelman Value Partners           5,000 Comm             $1.
04/21/97   Edelman Value Partners           1,000 Comm             $.9375
04/22/97   Edelman Value Partners           4,000 Comm             $.9375
04/22/97   Edelman Value Fund               1,000 Comm             $1.
04/22/97   Edelman Value Fund               10,300 Comm            $.9375
04/23/97   Edelman Value Partners           8,000 Comm             $.9375
04/23/97   Edelman Value Fund               14,800 Comm            $.9375
04/24/97   Edelman Value Fund               1,000 Comm             $1.125
04/29/97   Edelman Value Fund               1,000 Comm             $1.
04/30/97   Edelman Value Partners           3,500 Comm             $1.
04/30/97   Edelman Value Fund               6,500 Comm             $1.
04/30/97   Edelman Value Fund               2,000 Comm             $.9375
05/02/97   Edelman Value Fund               2,100 Comm             $.9375
05/05/97   Edelman Value Fund               4,000 Comm             $.9375
05/06/97   Edelman Value Partners           7,500 Comm             $.9375
05/06/97   Edelman Value Fund               13,000 Comm            $.9375
05/07/97   Edelman Value Partners           4,000 Comm             $.9375
05/07/97   Edelman Value Fund               1,000 Comm             $1.
05/07/97   Edelman Value Fund               9,400 Comm             $.9375
05/08/97   Edelman Value Fund               500 Comm               $1.
05/09/97   Edelman Value Fund               500 Comm               $1.
05/12/97   Edelman Value Fund               400 Comm               $1.
05/13/97   Edelman Value Fund               2,400 Comm             $.9375
05/15/97   Edelman Value Partners           6,000 Comm             $1.
05/15/97   Edelman Value Fund               300 Comm               $1.125
05/15/97   Edelman Value Fund               14,000 Comm            $1.
05/16/97   Edelman Value Fund               1,000 Comm             $1.
05/20/97   Edelman Value Fund               500 Comm               $1.
05/20/97   Edelman Value Fund               2,200 Comm             $.9375
05/21/97   Edelman Value Partners           21,000 Comm            $.9375
05/21/97   Edelman Value Partners           300 Comm               $1.
05/21/97   Edelman Value Fund               44,000 Comm            $.9375